UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 11, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Exicure, Inc.

File No. 000-55764 - CF#35652

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Exicure, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K/A filed on November 7, 2017.

Based on representations by Exicure, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.20	through August 15, 2025
Exhibit 10.21	through May 27, 2024
Exhibit 10.22	through June 17, 2026
Exhibit 10.23	through August 15, 2025
Exhibit 10.24	through December 2, 2026

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary